January 13, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Cecelia Blye

Re:	Metaldyne Performance Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-36774

Dear Ms. Blye:

We are submitting the following responses to the Staff’s comments made in its letter dated December 30, 2016 addressed to Metaldyne Performance Group Inc. (the “Company”) in connection with the Company’s Form 10-K, filed on February 29, 2016 (the “Form 10-K”). We have reproduced each of the Staff’s comments below in bold text and included our response immediately below such comment.

General

1.	On page 6 of the 10-K you state that Fiat Chrysler Automobiles (Fiat) accounted for approximately 15% of your sales, and you identify Toyota Motor Company (Toyota) as a significant customer. Under a heading titled “where we are” and referring to Fiat’s offices, services, and companies, Fiat identifies on its website Al-Khouli Motor Est in Syria. Toyota identifies on its website Toyota distributors in both Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Securities and Exchange Commission

January 13, 2017

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not provided any services, products, information or technology to Sudan or Syria, nor does the Company have any agreements, commercial arrangements or other such contacts with the governments of Sudan or Syria or entities those countries control. The Company has no operations, subsidiaries, assets, offices or employees in Sudan or Syria.

Further, the Company is not aware of any past, current, or anticipated contacts with Sudan or Syria, whether directly or indirectly through its subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements. The Company advises the Staff that it has no direct or indirect arrangements to its knowledge with Al-Khouli Motor Est in Syria or with Toyota distributors in Sudan and Syria and that it has not shipped any products sold to Fiat or Toyota or to any of its other customers to Sudan or Syria. In addition, the Company is not aware of any sales of products to its customers that may have been incorporated into its customers’ products and subsequently exported to either Sudan or Syria.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As set forth in response to Comment #1 above, the Company is not aware of any direct or indirect, past, current or anticipated agreements, commercial arrangements or contacts with Sudan or Syria, nor has the Company or any of its subsidiaries had any direct or indirect sales to parties in Sudan or Syria. As a result, the Company does not believe that there exists a material investment risk for its security holders and does not anticipate any adverse impact in its reputation or share value as a result of any association with business activities in Sudan or Syria.

Securities and Exchange Commission

January 13, 2017

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 248-727-1813 or Thomas M. Dono, Jr., Executive Vice President, General Counsel and Secretary, at 248-727-1823.

Sincerely yours,

/s/ Mark Blaufuss
Mark Blaufuss
Chief Financial Officer

cc:	Thomas M. Dono, Jr.
Executive Vice President, General Counsel and Secretary

cc:	Faiza N. Rahman
Weil, Gotshal & Manges LLP